EXHIBIT 99.1

Addex Shareholders Approve All Resolutions at Annual General Meeting

Geneva, Switzerland, 10 June 2020 – Addex Therapeutics (SIX: ADXN), a leading company pioneering allosteric modulation-based drug discovery and development, announced today that its shareholders approved, with a large majority, all of the proposals of the board of directors at its 2020 Annual General Meeting (AGM). In line with the Swiss Federal Council COVID-19 Ordinance 2, no shareholders attended the AGM in person. The voting proxy represented 35.30% of the company's shares.

Addex shareholders approved the 2019 annual report, the 2019 annual financial statements, the appropriation of the results as well as the compensation report (the latter in a consultative vote). All motions regarding the compensation of the board of directors and the executive management were also approved. In addition, discharge was granted to the members of the board of directors and the executive management for their activities during the business year 2019.

Addex shareholders approved Addex Therapeutics’ Equity Incentive Plan, following the listing of American Depository Shares (“ADS”) representing Addex Therapeutics’ shares on the United States NASDAQ stock exchange.

Addex shareholders also approved the amendment of the articles of association concerning the authorized share capital of the company.

Dr. Vincent Lawton was re-elected as member and chairman of the board of directors and member of the compensation committee; Dr. Ray Hill was re-elected as member of the board of directors and member of the compensation committee and  Dr. Roger Mills, Mr. Tim Dyer, Mr. Jake Nunn and Dr. Isaac Manke were re-elected as members of the board of directors.

BDO SA, were elected as the auditors for the 2020 business year and Robert P. Briner, attorney-at-law was re-elected as the independent voting rights representative until the 2021 Annual General Meeting.

The detailed agenda can be found on Addex’s website at www.addextherapeutics.com/en/news-and-events/events/.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 61 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Disclaimer / Forward-looking statements: Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.